Annual Notice Dated May 1, 2026
DIMENSIONAL VARIABLE ANNUITY
Issued through
Transamerica Financial Life Insurance Company
TFLIC Separate Account C

This Annual Disclosure Notice (“Notice”) provides certain updated information about Your Dimensional Variable Annuity, a group variable annuity contract (“Contract”), which is no longer available for purchase.

Transamerica Financial Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Financial Life Insurance Company and for TFLIC Separate Account C (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/893505305?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Contract prospectus dated May 1, 1998, as supplemented, is incorporated herein by reference and contains more information about the Contract’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

SPECIAL TERMS	3
SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED	4
IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT	5
APPENDIX	6
INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT	6

SPECIAL TERMS
Accumulated Value - The value of all amounts accumulated under the Contract prior to the Annuity Date.
Adjusted Death Benefit - The sum of all Net Purchase Payments made during the first six Contract Years, less any partial withdrawals taken. During each subsequent six-year period, the Adjusted Death Benefit will be the Death Benefit on the last day of the previous six-year period plus any Net Purchase Payments made, less any partial withdrawals taken during the current six-year period. After the Annuitant attains age 75, the Adjusted Death Benefit will remain equal to the Death Benefit on the last day of the six-year period before age 75 occurs plus any Net Purchase Payments subsequently made, less any partial withdrawals subsequently taken.
Annual Contract Fee - The $30 annual fee charged by the Company to cover the cost of administering each Contract. The Annual Contract Fee will be deducted on each Contract Anniversary and upon surrender, on a pro rata basis, from each Subaccount.
Annuitant - The person whose life is used to determine the duration of any Annuity Payments and upon whose death, prior to the Annuity Date, benefits under the Contract are paid.
Annuity Date - The date on which Annuity Payments begin. The Annuity Date is always the first day of the month You specify.
Annuity Payment - One of a series of payments made under an Annuity Payment Option.
Company ("we", "us", "our") – Transamerica Financial Life Insurance Company, a New York insurance company.
Contract - The group flexible premium variable annuity contract described in this Prospectus, participation in which will be evidenced by a certificate issued to the Contract Owner.
Contract Anniversary - Any anniversary of the Contract Date.
Contract Date - The date of issue of this Contract.
Contract Owner ("You", "Your") - The person or persons designated as the Contract Owner in the Contract application. The term shall also include any person named as Joint Owner. A Joint Owner shares ownership in all respects with the Contract Owner. Prior to the Annuity Date, the Contract Owner has the right to assign ownership, designate beneficiaries, make permitted withdrawals and Exchanges among Subaccounts.
Contract Year - A period of 12 months starting with the Contract Date or any Contract Anniversary.
Death Benefit - The greater of the Contract's Accumulated Value on the date the Company receives due Proof of Death of the Annuitant or the Adjusted Death Benefit.
Exchange - One Exchange will be deemed to occur with each voluntary transfer from any Subaccount.
Funds - Each of (i) DFA Investment Dimensions Group Inc., and (ii) Federated Hermes Insurance Series (advised by Federated Equity Management Company of Pennsylvania).

Non-Qualified Contract - Any Contract other than those described under the Qualified Contract reference in this Glossary.
Portfolio - A separate investment portfolio of the Funds. The Funds currently offer 7 Portfolios in the Dimensional Variable Annuity: the Dimensional VA Global Bond Portfolio, the Dimensional VA International Small Portfolio, the Dimensional VA International Value Portfolio, the Dimensional VA Short-Term Fixed Portfolio, the Dimensional VA U.S. Large Value Portfolio, the Dimensional VA U.S. Targeted Value Portfolio of DFA Investment Dimensions Group Inc.; and the Federated Hermes Government Money Fund II of Federated Hermes Insurance Series (each, a "Portfolio" and collectively, the "Portfolios"). In this Prospectus, Portfolio will also be used to refer to the Subaccount that invests in the corresponding Portfolio.
Premium Tax - A regulatory tax that may be assessed by Your state on the Purchase Payments You make to this Contract. The amount which we must pay as Premium Tax, if any, will be deducted from each Purchase Payment or from Your Accumulated Value as it is incurred by us.
Proof of Death - (a) A certified death certificate; (b) a certified decree of a court of competent jurisdiction as to the finding of death; (c) a written statement by a medical doctor who attended the deceased; or (d) any other proof of death satisfactory to the Company.
Purchase Payment - Any premium payment. The minimum initial Purchase Payment is $5,000 for Non-Qualified Contracts and $2,000 for Qualified Contracts (or $50 monthly by payroll deduction for Qualified Contracts); each additional Purchase Payment must be at least $500 for Non-Qualified Contracts or $50 for Qualified Contracts. Purchase Payments may be made at any time prior to the Annuity Date as long as the Annuitant is living.
Qualified Contract - An annuity contract as defined under Sections 403(b), 408(b), and 408A of the Code.
Right to Cancel Period - The period during which the Contract can be canceled and treated as void from the Contract Date.
Separate Account - That portion of Transamerica Financial Life Insurance Company's TFLIC Separate Account C dedicated to the Contract. The Separate Account consists of assets that are segregated by Transamerica Financial Life Insurance Company and, for Contract Owners, invested in the Portfolios. The Separate Account is independent of the general assets of the Company. The Separate Account Invests in the Portfolios.
Subaccount - That portion of the Separate Account that invests in shares of the Funds' Portfolios. Each Subaccount will only invest in a single Portfolio. The investment performance of each Subaccount is linked directly to the investment performance of one of the 7 Portfolios.
Surrender Value - The Accumulated Value less any Premium Taxes incurred but not yet deducted.

SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Contract features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Contract.
  For changes in the names of certain Portfolios and/or Advisers/Sub-advisers please refer to the Appendix – Investment Options Available Under the Contract.
  For updated Portfolio expense information please refer to Important Information You Should Consider About This Contract and the Appendix – Investment Options Available Under the Contract
  For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Contract.

IMPORTANT INFORMATION YOU SHOULD CONSIDER ABOUT THE CONTRACT
Your Contract prospectus dated May 1, 1998, as supplemented, contains more information about the Contract’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
No. The Contract does not impose surrender charges or early withdrawal penalties. You may withdraw all or part of the Surrender Value of the Contract at any time before the Annuity Date or the Annuitant’s death without incurring a surrender charge. However, withdrawals may be subject to income taxes and a 10% federal tax penalty if taken before age 59½.
Highlights
Are There Transaction Charges?
Yes. The Contract does impose transaction charges that investors should be aware of.
Annual Contract Fee. $30 per year, deducted on each Contract Anniversary and upon surrender.
Administrative Charge. 0.15% annually of the Separate Account’s net asset value, assessed daily.
Exchange Fee. No fee for the first 12 exchanges per Contract Year; $15 fee may apply thereafter.
Premium Taxes. Deducted from Purchase Payments or Accumulated Value as incurred by the Company.
Fee Table Contract Features – Charges and Deductions
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Contract specifications page for information about the specific fees You will pay each year based on the options You have elected.
Fee Table
	Annual Fee	Minimum	Maximum
	Base Contract[1]	0.65%	0.65%
	Portfolio Company (fund fees and expenses)[2],3	0.12%	0.72%
1As a percentage of Separate Account value
2As a percentage of assets after fee waiver and/or expense reimbursement.
[3]See below Appendix: Investment Options Available Under the Contract for more information.
Because Your Contract is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Contract, the following table shows the lowest and highest cost You could pay each year, based on current charges. This estimate assumes that You do not take withdrawals from the Contract, which could add surrender charges and negative Contract Adjustments that substantially increase costs.

	Lowest Annual Cost $799	Highest Annual Cost $1,407
	Assumes:	Assumes:
  Investment of $100,000
  5% annual appreciation
  Least expensive combination of Contract Classes and Portfolio Company fees and expenses
  No optional benefits
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No optional benefits
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. An investor can lose money by investing in the Contract. The value of the Contract depends on the performance of the investment options selected, particularly those allocated to the Separate Account. The prospectus clearly states that the investor bears the entire investment risk for all amounts allocated to the Separate Account, and the Contract value may decrease based on the investment performance of the selected subaccounts.
Highlights
Is This a Short-Term Investment?
No. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. It is designed for long-term retirement or financial planning purposes. The prospectus explicitly states that investors bear the full investment risk and may lose money, and that the Contract is not suitable for those seeking short-term gains or who cannot tolerate market fluctuations.
Withdrawals from the Contract may result in Income taxes, and a 10% federal tax penalty if taken before age 59 1/2.
Highlights
What are the Risks Associated with Investment Options?
An investment in the Contract is subject to the risk of poor investment performance, and the value of Your Contract can vary depending on the performance of the Investment Options You select. Each Investment Option—including variable subaccounts and the fixed account—has its own unique risks. You should carefully review the available Investment Options and their underlying Portfolios before making an investment decision.
Highlights
What are the Risks Related to the Insurance Company?
An investment in the Dimensional Variable Annuity is subject to risks related to the insurance company that issues the Contract, Transamerica Financial Life Insurance Company (formerly First Providian Life and Health Insurance Company). Any guarantees, benefits, or obligations under the Contract, including those associated with any Fixed Options, are backed solely by the claims-paying ability of the insurance company. This means that if the insurance company becomes unable to meet its financial obligations, You may not receive the guaranteed benefits under the Contract.
These guarantees do not apply to the performance of the variable investment options, which are subject to market risk.
Additional information about Transamerica Financial Life Insurance Company, including its financial strength ratings from agencies such as Standard & Poor’s, Moody’s, or Fitch, is available upon request. You can obtain this information by visiting https://www.transamerica.com or by calling toll-free at (800) 525-6205.
The Company and the Separate Account
	RESTRICTIONS			Location in Prospectus
Are There Limits on the Investment Options?
Yes. The Contract imposes certain restrictions that may limit the Investment Options available to You and Your ability to transfer Contract value among them.
  You may allocate Net Purchase Payments among seven designated Portfolios. Each Portfolio corresponds to a Subaccount within the Separate Account.
  Each Subaccount invests exclusively in a single Portfolio. You may not allocate funds to Portfolios outside of those offered under the Contract.
  You may make unlimited exchanges among the Portfolios as long as each Portfolio maintains a minimum balance of $250, except when using monthly payroll deduction.
  The insurer reserves the right to impose a $15 fee for exchanges exceeding 12 per Contract Year.
  The insurance company reserves the right to:
    Remove or substitute Portfolios if they are no longer available or deemed inappropriate.
    Add new Portfolios or eliminate existing ones based on marketing, tax, or investment considerations.
    Modify the Contract to reflect such changes, subject to applicable law and regulatory approval.
    Stop accepting additional Purchase Payments in certain circumstances.
Contract Features – Allocation of Purchase Payments General Information Contract Features - Exchanges Among the Portfolios
Are There Any Restrictions on Contract Benefits?
Yes. There are certain restrictions and limitations related to the benefits offered under the Contract.
  Death Benefit: The death benefit is subject to specific calculation rules and eligibility conditions. For example, the Adjusted Death Benefit changes over time and may be affected by partial withdrawals. After the Annuitant reaches age 75, the benefit is locked based on the value at the end of the prior six-year period, adjusted for subsequent Purchase Payments and withdrawals.
  Systematic Withdrawals: Must be at least $100 per withdrawal and are subject to tax withholding unless the Contract Owner opts out. Withdrawals before age 59½ may incur a 10% federal tax penalty.
  Minimum Balance Requirements: If the value in any Portfolio falls below $250 (except for payroll deduction cases), the balance may be reallocated. If the total Contract value falls below $1,000 and no Purchase Payments have been made in three years, the insurer may liquidate the Contract.
  Loan Restrictions (403(b) Contracts only): Loans are subject to minimum and maximum limits, spousal consent, and repayment terms. Failure to repay may result in the loan being treated as a taxable distribution.
  Modification Rights: The insurance company reserves the right to modify the Contract to comply with applicable laws or to reflect changes in the investment options (e.g., removing or substituting Portfolios).
Death Benefit Distributions Under the Contract - Systematic Withdrawal Option Contract Features - Minimum Balance Requirement Federal Tax Considerations General Information
	TAXES			Location in Prospectus
What Are the Contract’s Tax Implications?
An investment in the Contract has important tax implications that investors should carefully consider. You should consult with a qualified tax professional to understand how investing in and receiving payments under this Contract may affect Your personal tax situation.
  Tax-Deferred Growth: Earnings within the Contract grow tax-deferred until withdrawn.
  Ordinary Income Tax: Withdrawals and annuity payments are generally taxed as ordinary income to the extent they exceed Your investment in the Contract (i.e., Your Purchase Payments).
  Early Withdrawal Penalty: Withdrawals made before age 59½ may be subject to a 10% federal tax penalty, in addition to ordinary income tax.
  No Additional Tax Benefit in Qualified Plans: If the Contract is purchased through a tax-qualified plan or IRA, there is no additional tax benefit from the Contract’s tax-deferred status. The tax advantages are already provided by the plan or IRA itself.
Federal Tax Considerations - Taxation of Annuities in General
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Contract to investors.
  The selling firms have entered into written selling agreements with TCL as principal underwriter for the policies. We pay commissions through TCL to the selling firms for the sales of the policies.
  Broker-dealers may also be paid commissions and overrides to “wholesale” the policies, that is, to provide sales support and training to sales representatives at the selling firms. We also provide compensation to a limited number of broker-dealers for providing ongoing service in relation to the policies that have already been purchased.
  TCL may pay (or allow other broker-dealers to provide) promotional incentives or payments in the form of cash or non-cash compensation or reimbursement to some, but not all, selling firms and their sales representatives. These arrangements are sometimes referred to as “revenue sharing” arrangements.
  The insurer’s affiliated distributor may receive payments from fund managers or their affiliates, which may be used to support the sale and servicing of the Contract.
You should be aware that a selling firm or its sales representatives may receive different compensation or incentives for selling one product over another. In some cases, these differences may create an incentive for the selling firm or its sales representatives to recommend or sell this Contract to You. You may wish to take such incentives into account when considering and evaluating any recommendation relating to the policies.
Our affiliate, Transamerica Capital, LLC (“TCL”) (formerly known as Transamerica Capital, Inc. (“TCI”)) is the principal underwriter and may share the revenue we earn on this Contract with Your investment professional’s firm.
Distributions Under the Contract
Should I Exchange My Contract?
You should only exchange Your current contract if, after carefully comparing the features, fees, and risks of both contracts and considering any fees or penalties for terminating Your existing contract You determine that the new contract is more beneficial for Your needs.
This includes evaluating:
  Difference in annual fees, investment options, and benefits.
  Any tax implications or penalties for early withdrawal.
  Whether the new contract offers meaningful improvements over Your current one.

  Some investment professionals may have a financial incentive to recommend that You exchange Your existing annuity contract for a new one.
Distributions Under the Contract

APPENDIX
INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of current Portfolio Companies available under the Contract, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/893505305?site=VAVUL
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Contract may charge. Expenses would be higher and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
To provide a market rate of return for a fixed income portfolio with low relative volatility of returns.	Dimensional VA Global Bond Portfolio - Institutional Advised by: Dimensional Fund Advisors LP; Sub-Advised by: Dimensional Fund Advisors Ltd.	0.21%	4.35%	1.38%	1.81%
To achieve long-term capital appreciation.	Dimensional VA International Small Portfolio - Institutional Advised by: Dimensional Fund Advisors LP; Sub-Advised by: Dimensional Fund Advisors Ltd.	0.39%	36.99%	8.89%	8.68%
To achieve long-term capital appreciation.	Dimensional VA International Value Portfolio - Institutional Advised by: Dimensional Fund Advisors LP; Sub-Advised by: Dimensional Fund Advisors Ltd.	0.27%	45.64%	15.85%	10.46%
To achieve a stable real return in excess of the rate of inflation with a minimum of risk.	Dimensional VA Short-Term Fixed Portfolio - Institutional Advised by: Dimensional Fund Advisors LP; Sub-Advised by: Dimensional Fund Advisors Ltd.	0.12%	4.33%	2.65%	1.97%
To achieve long-term capital appreciation.	Dimensional VA U.S. Large Value Portfolio - Institutional Advised by: Dimensional Fund Advisors LP; Sub-Advised by: Dimensional Fund Advisors Ltd.	0.21%	15.83%	11.97%	10.51%
To achieve long-term capital appreciation.	Dimensional VA U.S. Targeted Value Portfolio - Institutional Advised by: Dimensional Fund Advisors LP; Sub-Advised by: Dimensional Fund Advisors Ltd.	0.29%	8.95%	13.60%	11.00%
Seeks to maintain a stable net asset value (NAV) of $1.00 per Share. The Fund’s investment objective is to provide current income consistent with stability of principal and liquidity.	Federated Hermes Government Money Fund II - Service Advised by: Federated Equity Management Company	0.72%	3.73%	2.80%	1.73%

(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Contract dated May 1, 1998, as supplemented, contains more information about the Contract. You may contact us for additional information free of charge at (800) 525-6205 or write us at:

Transamerica Financial Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

File Number: 333-249109
EDGAR Contract Identifier No. is #C000033822